Exhibit 99.92

Skeena Welcomes New Chief Operating Officer

Vancouver, BC (June 1, 2020) Skeena Resources Limited (TSX.V: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce the appointment of Mr. Shane Williams as Skeena’s new Chief Operating Officer effective June 2, 2020.

Mr. Williams has over 20 years of experience in the mining/oil and gas industry specifically related to the development, construction, and operations of large-scale resource projects. He has a history of leading teams to successfully bring projects into commercial operation safely, under budget and ahead of schedule. His extensive and international project development experience has been gathered through his active involvement in all stages of the mine project development life cycle.

Prior to joining Skeena, Mr. Williams was the Vice President of Operations and Capital Projects at Eldorado Gold for six years where he led the team that successfully brought the Lamaque gold project from Preliminary Economic Assessment (PEA) to commercial operation in just 18-months. He also served as Project Director for Eldorado Gold for their Greek assets and was responsible for the development of both the Skouries and Olympias projects which together had a capex of over US$1B. Mr. Williams has extensive open-pit development experience from his time working with Rio Tinto at the Iron Ore Company of Canada and at Kaunis Iron in Northern Sweden where he, as Project Director, was responsible for the successful staged development of this large, open-pit iron ore operation from early exploration into commercial operation over a rapid 3.5 year period.

Mr. Williams has a B.Eng. in Electrical Engineering from the Dublin Institute of Technology Ireland and an M.Sc. in Project Management from the University of Limerick Ireland and recently completed a Senior Executive Leadership Programme from the London Business School.

Skeena’s CEO, Walter Coles Jr. commented, “We’re excited to welcome Shane to the Skeena management team. His engineering and project development experience will be key, as Skeena moves into the next phase of development at Eskay Creek. Shane has led the development of several major open-pit mining projects from concept through to production. We look forward to Shane’s leadership as we aggressively advance Eskay Creek.”

About Skeena

Skeena Resources Limited is a junior Canadian mining exploration company focused on developing prospective precious metal properties in the Golden Triangle of northwest British Columbia, Canada. The Company’s primary activities are the exploration and development of the past-producing Eskay Creek gold-silver mine. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Pre-feasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “future”, “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.